Exhibit 99.9

PRESS RELEASE - April 5, 2007

NovaGold Share Position

Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) intends to file an amended report under section 101 of the Securities Act (Ontario) in respect of its shareholding in NovaGold Resources Inc. As disclosed in that report, Barrick continues to review and monitor its options and alternatives with respect to its ownership of NovaGold shares in light of all relevant factors from time to time, including general market conditions, prevailing market prices for the shares, the business and prospects of NovaGold and alternative investment opportunities available to Barrick. In light of prevailing factors, Barrick currently intends to explore opportunities to dispose of all or a portion of the NovaGold shares owned by it in the open market, through negotiated or private transactions or otherwise, in each case on such terms and at such times as Barrick may deem advisable. In the future, as a result of such review and monitoring and relevant factors that may prevail from time to time, Barrick may cease its exploration of opportunities to dispose of NovaGold shares, terminate or temporarily suspend any sales activities in which it is engaged or may acquire additional NovaGold shares or warrants to acquire shares or dispose of NovaGold shares or warrants to acquire shares at any time and from time to time, in each case in the open market, through negotiated or private transactions or otherwise, and in each case on such terms and at such times as Barrick may deem advisable.

Barrick's vision is to be the world's best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACTS:		MEDIA CONTACT:
James Mavor	Susan Muir	Vincent Borg
Vice President,	Director,	Senior Vice President,
Investor Relations	Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-5107	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: s.muir@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION	1	PRESS RELEASE